

AUDIT REPORT

Security
Distributors, LLC

Statement of Financial Condition

Year Ended December 31, 2016
SEC file Number 8-10781

With Report of Independent Registered Public Accounting Firm

 SECURITY BENEFIT®

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Statement of Financial Condition

December 31, 2016

Contents



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Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Distributors, LLC

We have audited the accompanying statement of financial condition of Security Distributors, LLC as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Security Distributors, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Kansas City, Missouri
February 28, 2017

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of Security Benefit Corporation)

Statement of Financial Condition

December 31, 2016
(In Thousands)

Assets

Cash and cash equivalents	$	21,814
Cash segregated in compliance with federal regulations		–
Notes receivable from affiliate		10,000
Receivables:		
Redemptions (including $2,006 due from affiliates)		18,666
Revenue sharing and service fees (including $1,062 due from affiliates)		3,052
Other due from affiliates		1,897
Receivable from affiliate for purchases of retirement plan products		13,382
Other receivables		70
Deferred selling commissions, net of accumulated amortization of $15,284		2,048
Total assets	$	70,929

Liabilities and member's capital

Liabilities:		
Payable to affiliate for redemptions	$	18,666
Payable for purchases of retirement plan products (including $1,862 due to affiliates)		13,382
Other due to affiliates		1,075
Other liabilities		142
Total liabilities		33,265
Member's capital:		
Contributed capital		22,033
Retained earnings		15,631
Total member's capital		37,664
Total liabilities and member's capital	$	70,929

See accompanying notes.

Notes to Financial Statements
(In Thousands)

December 31, 2016

1. Nature of Business and Ownership

Security Distributors, LLC (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBL), which is an indirectly wholly owned subsidiary of Security Benefit Corporation (SBC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily distributes variable annuities sponsored by SBL and First Security Benefit Life Insurance and Annuity Company of New York (FSBL, an affiliate), mutual funds available through such annuities, and retirement plan products for which an affiliated company, Security Financial Resources, Inc. (SFR), is record keeper.

On January 1, 2016, the Company was converted to a single member limited liability company under Kansas law. Prior to that time its name was Security Distributors, Inc.

As the single member of the Company, SBL (the Member) shall from time to time contribute capital to the Company as it shall determine. The Company's profits and losses shall be allocated to the Member. Distributions shall be made to the Member at times and in aggregate amounts as shall be determined by the Member.

The Company has entered into agreement with Security Benefit Business Services, LLC (SBBS), an affiliate, to handle all corporate functions and processes. All employees and the majority of expenses are paid by SBBS, and these costs are then billed to the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Notes to Financial Statements (continued)
(In Thousands)

2. Significant Accounting Policies (continued)

Revenue Recognition

Commissions include point-of-sale fees which are recognized when earned. Support fees are asset-based fees that are generally based on a contractual fee as a percentage of assets and recognized when earned. Revenue-sharing and service fees represent amounts earned under agreements with the investment advisors and/or underwriters of both affiliated and unaffiliated mutual funds that are in the underlying products distributed by the Company. These fees are accrued and paid on a monthly basis based on contractual agreements. Management fee income from affiliates reimburses the Company for expenses incurred related to fixed annuity sales. These fees are settled monthly.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions with distribution fees and contingent deferred sales charges, paid to broker/dealers in connection with the sale of certain retirement plan products. These deferred selling commissions are amortized straight line based on the revenue stream of contingent deferred sales charges and distribution fees.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, other investments with original maturities of 90 days or less, and money market funds principally supported with cash and cash equivalent funds.

2. Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. During 2016, the Company changed its process of customers' funds operation. As of December 31, 2016, the Company no longer had possession or control over customers' funds.

Determination of Fair Value

Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement* (ASC 820), the Company bases fair value on the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820.

The Company holds money market funds as cash equivalents in the amount of $5,799, which are Level 1 financial assets measured at fair value based upon unadjusted quoted prices for identical instruments traded in active markets. There were no assets transferred between Levels 1, 2, and 3 during the year ended December 31, 2016. The only activity relates to the purchase and redemption of money market funds.

Redemption Receivables/Retirement Plan Product Payables

Redemption receivables are amounts related to participant redemptions, which have been requested, but not yet received, from fund companies. Payable for redemptions are amounts related to these redemptions due to participants. Receivables and payables for purchase of retirement plan products are amounts related to participant purchases, which have been requested, but not yet settled, with fund companies and affiliates. Receivables and payables for purchase of retirement plan products balances are typically settled one day after receiving a participant's request.

2. Significant Accounting Policies (continued)

Income Taxes

On January 1, 2016, the Company became a disregarded entity under SBL for income tax purposes. Due to the change, the Company is no longer subject to U.S. federal and state taxes. The federal deferred tax liability balance of $728 was distributed to SBL. The state deferred tax liability balance of $106 was written off as a reduction of Other expense. In 2015 and prior years, the company filed a separate federal income tax return. The Internal Revenue Service (IRS) is not currently examining any of the Company's federal tax returns. With few exceptions, the Company is no longer subject to U.S. and state examinations by tax authorities for those years before 2013. The Company has assessed the tax positions for the current tax year and has concluded that it has no material uncertain tax positions to be recognized as of December 31, 2016.

Planned Adoption of Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. This authoritative guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue standard is that an entity recognize revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for the good or service. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard, which becomes effective for fiscal years beginning after December 15, 2016. In August 2015, FASB issued Accounting Standards Update No 2015-14, *Revenue from Contracts with Customers (Topic 606)*. The amendments in this ASU defer the effective date of ASU 2014-09 for all entities by one year. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2018. During 2016, the FASB issued ASU 2016-08, 2016-10 and 2016-12 that are all further clarifications to ASU 2014-09. The Company is currently evaluating the impacts of this revenue recognition guidance on the financial statements.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Notes to Financial Statements (continued)
(In Thousands)

2. Significant Accounting Policies (continued)

Planned Adoption of Accounting Pronouncements (continued)

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments*. The amendments in this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard will become effective for the Company on January 1, 2021, with early adoption permitted in 2019. The Company is currently evaluating the impact of this new guidance on the financial statements, but does not expect it to have a material impact.

3. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2016:

Balance at beginning of year	$	2,080
Costs deferred during the year		602
Amortized to expense during the year		(634)
Balance at end of year	$	2,048

As of December 31, 2016, there has been no impairment taken on the deferred selling commissions.

4. Related-Party Transactions

On February 20, 2015, the Company entered into a short-term intercompany promissory note due from SBC totaling $4,000 payable in full on February 20, 2016. On February 20, 2016, this note was extended and is now payable in full on February 20, 2017. This note was fully paid off by the due date. Interest on the principal amount of the note is due and payable at an annual rate of 5% with interest due at maturity.

On April 23, 2015, the Company entered into a intercompany promissory note due from SBC totaling $6,000 payable in full on April 23, 2016. On April 23, 2016, this note was extended and is now payable in full on April 30, 2024. Interest on the principal amount of the note is due and payable at an annual rate of 6.5% with interest due at maturity.

The Company has $13,382 receivable from an affiliate for retirement plan products for which the Company has recorded a corresponding payable to fund companies. The Company has $18,666 payable to an affiliate for redemptions with a corresponding receivable from fund companies.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliate group.

5. Contingencies

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's results of operations or financial condition. However, the Company is unable to predict the outcome of these matters.

Legal proceedings and other matters may have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its results of operations or its financial condition.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Notes to Financial Statements (continued)
(In Thousands)

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2016, the Company had net capital of $20,493, which was $18,275 in excess of its required net capital of $2,218. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 162.32 to 1 at December 31, 2016.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through the date that the financial statements were issued. There were no events that occurred that were required to be recognized or disclosed in the accompanying financial statements.





One Security Benefit Place | Topeka, Kansas 66636-0001 | 800.888.2461 | SecurityBenefit.com   99-00476-32 2017/01/30